Odyssey Therapeutics, Inc.

51 Sleeper Street

Boston, MA 02210

June 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Torney

Sasha Parikh

Daniel Crawford

Chris Edwards

Re:	Odyssey Therapeutics, Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-284332

Ladies and Gentlemen:

Odyssey Therapeutics, Inc. (the “Company”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that the U.S. Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-284332), initially filed with the SEC on January 17, 2025, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. In accordance with Rule 477 under the Securities Act, this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

The Company is seeking withdrawal of the Registration Statement at this time because the Company has determined that it is not in the best interests of the Company to conduct the proposed offering at this time. The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

The Company further hereby requests, pursuant to Rule 418 under the Securities Act, that any supplemental materials transmitted to the SEC by the Company be returned to the Company or destroyed promptly by the staff. If returned, the supplemental materials may be returned to Covington & Burling LLP, attention Brian K. Rosenzweig, the Company’s responsible representative, at 620 Eighth Avenue, New York, NY 10018.

We respectfully request that the SEC provide a copy of any order consenting to the withdrawal of the Registration Statement to Brian K. Rosenzweig of Covington & Burling LLP, via email at brosenzweig@cov.com.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney, Brian K. Rosenzweig of Covington & Burling LLP, at (212) 841-1108. Thank you for your assistance.

Very truly yours,

Odyssey Therapeutics, Inc.

By:	/s/ Gary D. Glick
Gary D. Glick
President and Chief Executive Officer

cc:	Kira M. Schwartz, General Counsel, Odyssey Therapeutics, Inc.

Alicia Zhang, Covington & Burling LLP